Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 1 DATED AUGUST 28, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our potential investments.

Potential Investments

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investments

Serendipity Apartments – Dallas, TX

There is a reasonable probability that we may acquire a $4,000,000 joint-venture limited partnership investment (the “Equity Investment”) in connection with the acquisition of a multifamily apartment community.  If we choose to acquire the Equity Investment, we will pay $4,000,000, which does not include an additional investment of $1,600,000 by Realty Mogul 91, LLC, an entity managed by one of our affiliates raised on the Realty Mogul, Co. platform. Together, these investments of $5,600,000 comprise approximately 90% of the total investment.  The sponsor intends to use the Equity Investment, in part, to acquire and make renovations to the 343-unit multifamily community apartment (the “Property”).  As of March 2017, the property was 95.3% occupied.  The Property is located approximately 8.2 miles from downtown Dallas, Texas, 3.0 miles from Southern Methodist University, and within walking distance to Top Golf, Whole Foods, and the Dallas Equestrian Center; as well as other nearby retail options including Target, Walmart, Home Depot, REI, Aldi Supermarket, and the Northpark Mall.

In connection with the Equity Investment, we have partnered with an experienced sponsor that specializes in, and has a track record with, the acquisition and management of multifamily properties with 50 assets currently under management, representing over 10,000 multifamily units.